UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Subject Company (Issuer))

CAVENDISH GLOBAL LIMITED
CAVENDISH ACQUISITION CORPORATION
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

170032809
(CUSIP Number of Class of Securities)

Michael Rubinoff
Cavendish Acquisition Corporation
c/o J. Safra Asset Management Corporation
550 Fifth Avenue
New York, NY 10036
(212) 704-5518
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Richard Hall, Esq.
Andrew R. Thompson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$722,028,612	$83,899.72

(1)
Estimated for purposes of calculating the filing fee only. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Chiquita Brands International, Inc. (“Chiquita”), at a price of $14.50 per share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 47,112,311 shares of common stock of Chiquita that were issued and outstanding as of October 31, 2014; (ii) 677,326 shares of common stock of Chiquita potentially issuable upon exercise of outstanding stock options as of October 31, 2014; (iii) up to 597,677 shares of common stock of Chiquita subject to outstanding restricted stock units of Chiquita outstanding as of October 31, 2014 that may be settled for shares of common stock of Chiquita in connection with the Offer, (iv) 1,276,529 shares of common stock of Chiquita subject to Chiquita’s performance share awards as of October 31, 2014 and (v) 131,234 shares of common stock of Chiquita that may be issued in connection with the Chiquita directors deferred compensation program as of October 31, 2014. The foregoing figures have been provided by Chiquita as of October 31, 2014, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162. (1)

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $83,899.72	Filing Party: Cavendish Global Limited and Cavendish Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: November 4, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by: (i) Cavendish Acquisition Corporation, a New Jersey corporation (“Purchaser”) and a wholly owned subsidiary of Cavendish Global Limited, a company organized in England and Wales (“Parent”) and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 4, 2014 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”), at a price of $14.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 4, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(b), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11. Additional Information

The Offer to Purchase, and Items 1 though 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following:

“On December 3, 2014, Purchaser extended the expiration of the Offer, in accordance with the Merger Agreement and with the consent of Chiquita, until 12:00 midnight, New York City time, at the end of the day on Tuesday, December 23, 2014, unless further extended or terminated. The Offer remains conditioned on the conditions of the Offer described in Section 15—”Certain Conditions of the Offer” of the Offer to Purchase, including the Regulatory Condition.

As of December 3, 2014, merger antitrust filings have been made with the applicable authorities in each of the following jurisdictions: the United States of America (under the HSR Act), the European Union, Switzerland, Ukraine, Russia, Turkey, Ecuador and Costa Rica. On November 25, 2014, the antitrust authorities in Costa Rica notified the parties that the concentration operation as filed is authorized in Costa Rica and accordingly, all applicable consents and approvals for the Transactions required under the applicable antitrust laws in Costa Rica have been received. On December 2, 2014, both the FTC and the Antitrust Division granted early termination of the waiting period under the HSR Act applicable to the Offer. Accordingly, the HSR Condition relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. On December 3, 2014, the 3rd Chamber of Supervision and Enforcement Department of the antitrust authorities in Turkey notified the parties that Cutrale-Safra’s proposal as filed to acquire all Shares of Chiquita is authorized in Turkey and accordingly, all applicable consents and approvals for the Transactions required under the applicable antitrust laws in Turkey have been received.

The remaining merger antitrust filings are subject to customary review periods in each jurisdiction in which the parties have made a filing, which periods may be terminated early or extended, as the case may be. Cutrale-Safra, subject to the satisfaction of all conditions, presently expects to be in a position to accept Shares for payment no later than the first half of January 2015, although the Acceptance Time may be earlier upon receipt of early termination in appropriate jurisdictions.

The Depositary advised that as of midnight, New York City time, at the end of the day on December 3, 2014, approximately 34,622,609 Shares had been validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 73.49 percent of the currently issued and outstanding Shares. In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 2,037,339 Shares, representing approximately 4.32 percent of the currently issued and outstanding Shares.”

The press release announcing the extension of the Offer, issued by Cutrale-Safra on December 4, 2014, is attached as Exhibit (a)(5)(D) hereto, and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

       “(a)(5)(D)  Press release issued by Cutrale-Safra on December 4, 2014.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2014

CAVENDISH ACQUISITION CORPORATION

	By:	/s/ Michael Rubinoff
Name: Michael Rubinoff
Title: President and Director

CAVENDISH GLOBAL LIMITED

By:	/s/ Daniel Wainberg
Name: Daniel Wainberg
Title: Director

By:	/s/ Philip Warner
Name: Philip Warner
Title: Director

[Signature Page to Amendment No. 2 to Schedule TO]

Exhibit Index

Exhibit
(a)(5)(D)	Press release issued by Cutrale-Safra on December 4, 2014.*

* Filed herewith.